[LATHAM & WATKINS LLP LETTERHEAD]

January 27, 2005

Via EDGAR and Messenger

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549
Attention:	Elaine Wolff Michael McTiernan Rachel Zablow Donna DiSilvio
  Re:
  FTD Group, Inc.
  Registration Statement on Form S-1 initially filed November 23, 2004, as amended by Amendment No. 1 to Form S-1, filed on January 7, 2005, and Amendment No. 2 to Form S-1, filed on January 21, 2005,
  Registration No. 333-120723

Ladies and Gentlemen:

        In connection with the proposed public offering of its common stock, FTD Group, Inc. has electronically filed with the Securities and Exchange Commission Amendment No. 3 to the above-referenced Registration Statement.

        The changes reflected in Amendment No. 3 include those made in response to the comments of the Staff of the Commission set forth in its comment letter dated January 25, 2005, as well as other updates.

        Set forth below are FTD's responses to the comments made in the comment letter. For your convenience, we have provided each of the numbered comments (in italics) followed by the response. We have also enclosed with the paper copy of this letter a copy of Amendment No. 3 (including a copy marked to show changes from the original filing of the Registration Statement).

Generally

1.
Please supplementally confirm that affiliates of Leonard Green & Partners, L.P. were not offered the opportunity to participate in this offering until after the initial filing of the registration statement.

        FTD hereby supplementally confirms that affiliates of Leonard Green & Partners, L.P. were not offered the opportunity to participate in this offering until after the initial filing of the registration statement.

2.
In order to convey the nature and consequences of the transaction rather than the mechanics of the acquisition of FTD by Green Equity Investors, please revise throughout, including all headings, to refer to the transaction as a going private transaction rather than a merger.

        FTD has revised the language of the prospectus as requested.

Prospectus Summary

3.
We note your responses to comments 2 and 5. Please revise the summary to disclose that upon completion of this offering, Green Equity Investors IV, L.P. will own 48.5% of your outstanding common stock.

        FTD has revised the language in the summary of the prospectus to disclose that upon completion of this offering at an initial public offering price of $13.00 per share (the midpoint of the range on the cover page of the prospectus), Green Equity Investors IV, L.P. and an affiliate will own 53.6% of the common stock.

4.
We note that in response to prior comment 3 you have included compounded annual growth rates over five years instead of two years. However, as previously noted, the use of compounded annual growth rates serves to smooth actual results and is not balanced with a discussion of your expense growth rates. Accordingly, we reissue the comment.

        FTD has revised the language of the prospectus as requested.

Legal Opinion

5.
We note your response in prior comment 22. However, we reissue our prior comment. This assumption is not appropriate as it in effect assumes away a substantial portion of the opinion.

        Enclosed with this letter, we have supplementally provided to the Staff a revised draft of the opinion of Latham & Watkins LLP which has been revised to address the Staff's comments.

        Prior to requesting effectiveness of the Registration Statement, FTD will file an amendment with the preface removed and the accountant's report and consent signed.

        If you have any questions with respect to this letter and the enclosed documents, or if you require additional information, please contact the undersigned at (213) 891-8680 or Greg Rodgers at (213) 891-8560.

Very truly yours,
/s/ JAMES P. BEAUBIEN
James P. Beaubien of LATHAM & WATKINS LLP
Enclosures
cc:
Carrie Wolfe
Jon Burney
Howard Sobel
Gregory P. Rodgers
Casey Fleck